

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2015

Via E-mail
Michael Palethorpe
President
New Media Insight Group, Inc.
28202 N. 58th Street
Cave Creek, AZ 85311

> **Re:** **New Media Insight Group, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 6, 2015**
> **File No. 333-201461**

Dear Mr. Palethorpe:

We have limited our review of your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Unless otherwise noted, references in this letter to prior comments refer to our letter dated February 3, 2015.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Item 16 – Exhibits

Exhibit 10.2

1. Your response to prior comment 10 indicated that an exercise of the MAE clause would not terminate your equity line agreement. Be advised that when an investor is excused from a purchase obligation because a MAE has occurred, the equity line financing agreement must terminate. Please consider amending the termination provision of your agreement to expressly provide that in the event an MAE excuses the investor's purchase obligation, the agreement will terminate. If you amend the agreement in this manner, please file the amended agreement as an exhibit and expand the discussion of the termination provisions of the agreement in the prospectus accordingly.

General

2.   Please file a copy of your amendment no. 1 that is marked to show the changes to your initial filing on January 13, 2015. Also note that any subsequent amendments should be accompanied by a marked copy showing changes from the prior filing. Refer to Securities Act Rule 472(a) and Regulation S-T Rule 310.

        Please contact Gabriel Eckstein at (202) 551-3286 or in his absence, the undersigned at (202) 551-3462 with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

                                        Sincerely,

                                        /s/ Mark P. Shuman

                                        Mark P. Shuman
                                        Branch Chief—Legal

cc: Via E-mail
        Robert Jung, J.D.
        W.L. Macdonald Law Corporation